Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

September 25, 2009

BY EDGAR AND MESSENGER

Ms. Amanda Ravitz
Legal Branch Chief
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Re: Echo Global Logistics, Inc.
Registration Statement on Form S-1
Filed on April 30, 2008
Amendment No. 1 filed on June 9, 2008
Amendment No. 2 filed on June 27, 2008
Amendment No. 3 filed on August 4, 2008
Amendment No. 4 filed on July 24, 2009
Amendment No. 5 filed on August 26, 2009
Amendment No. 6 filed on September 16, 2009
Amendment No. 7 filed on September 25, 2009
File No. 333-150514

Dear Ms. Ravitz:

        On behalf of Echo Global Logistics, Inc. (the "Company"), enclosed for your review is Amendment No. 7 to the Company's Registration Statement on Form S-1 (Registration No. 333-150514) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on April 30, 2008, amended by Amendment No. 1 to the Registration Statement filed with the Commission on June 9, 2008, amended by Amendment No. 2 to the Registration Statement filed with the Commission on June 27, 2008, amended by Amendment No. 3 to the Registration Statement filed with the Commission on August 4, 2008, amended by Amendment No. 4 to the Registration Statement filed with the Commission on July 24, 2009, amended by Amendment No. 5 to the Registration Statement filed with the Commission on August 26, 2009 and amended by Amendment No. 6 to the Registration Statement filed with the Commission on September 16, 2009. An electronic version of Amendment No. 7 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 7 has been marked to reflect changes made to Amendment No. 6 to the Registration Statement.

        Set forth below are the responses of the Company to the comments of the Staff contained in the Staff's letter to the Company, dated September 23, 2009, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in italicized type herein.

Audited Financial Statements of Echo Global Logistics, Inc. for the year ended December 31, 2008

Report of Independent Auditors, page F-3

Comment No. 1

        Please remove the restrictive legend on the face of the report of the independent auditors and complete the date of the report. The same revision should be made to the auditors' consent in Exhibit 23.3.

Response:

        Ernst & Young LLP has removed the restrictive legend and completed the date on the face of the Report of Independent Auditors on page F-3 and on its consent in Exhibit 23.3.

Consolidated Statement of Operations

Comment No. 2

        Please revise the consolidated statement of operations to delete the presentation of pro forma earnings per share for 2007. As noted in our prior comments, pro forma earnings per share should be presented only for 2006 to give effect to the conversion of the Company to a C Corporation and for the latest fiscal year and subsequent interim period presented giving effect to the conversion of the preferred shares into common shares and to the issuance of shares in the planned public offering whose proceeds will be required to fund the accrued dividend payments on the preferred shares.

Response:

        The Company has revised the consolidated statement of operations on page F-5 to delete the presentation of pro forma earnings per share for 2007.

Unaudited Financial Statements of Echo Global Logistics, Inc. for the six months ended June 30, 2009

Condensed Consolidated Balance Sheets
Note 1. Summary of Significant Accounting Policies
Pro Forma for Distribution and Recapitalization Presentation

Comment No. 3

        Please revise the face of the Company's June 30, 2009 consolidated balance sheet and Note 1 to disclose the number of common shares outstanding on a pro forma basis giving effect to the conversion of the Company's common stock, Series B stock and Series D stock into newly issued shares of common stock on a one for one basis.

Response:

        The Company has revised the face of its June 30, 2009 consolidated balance sheet on page F-35 and Note 1 on page F-39 to disclose the number of common shares outstanding on a pro forma basis giving effect to the conversion of the Company's common stock, Series B stock and Series D stock into newly issued shares of common stock on a one-for-one basis.

Note 11. Subsequent Events, page F-50

Comment No. 4

        We note from your response to our prior comment 5 that the necessary accounting information remains unavailable. If the information becomes available prior to the effectiveness of your Form S-1, please revise to include the disclosures required by paragraph 68 of SFAS No. 141(R) with respect to the purchase of FMI, as applicable.

Response:

        The Company advises the Staff that the necessary accounting information remains unavailable. The Company undertakes to provide the information requested by the Staff prior to the effectiveness of the Registration Statement if it becomes available prior to that time.

**********

        As discussed in telephone conversations with the Staff, the Company undertakes to exclude gross profit as a line item on its statements of operations in future filings with the Commission. In addition, the Company advises the Staff that an updated Exhibit 5.1 has been filed with Amendment No. 7 to the Registration Statement. The Company also advises the Staff that on September 25, 2009 the Company effectuated a one-for-two reverse stock split of all outstanding shares of its common stock, Series B preferred stock and Series D preferred stock. Immediately following the reverse stock split, the Company recapitalized all outstanding shares of its common stock, Series B preferred stock and Series D preferred stock into newly issued shares of its common stock on approximately a one-for-one basis.

        If you have any questions regarding any of the responses in this letter or Amendment No. 7, please call me at (312) 558-5924 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,
/s/ MATTHEW F. BERGMANN
Matthew F. Bergmann

Enclosure

cc:	Linda Cvrkel Claire Erlanger Douglas R. Waggoner David B. Menzel Steven J. Gavin Jeffrey S. Wright